UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Odysight.ai Inc.

(Exact name of registrant as specified in its charter)

Nevada	001-42497	47-4257143
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)

12 Abba Hillel Silver RD, Sasson Hugi Tower

Ramat Gan, Israel 5250606

(Address of principal executive offices) (Zip code)

Yehu Ofer, +972 73 370-4690

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Company Overview

We are a pioneer in the development, production and marketing of innovative visual monitoring artificial intelligence, or AI, solutions that deploy small visual sensors to monitor critical safety components in hard-to-reach locations and harsh environments, across various Predictive Maintenance (PdM) and Condition Based Monitoring (CBM) use cases applied both for the civil and defense sectors. We aim to be the industry benchmark for real-time, visual-based machine and infrastructure health monitoring and predictive maintenance analysis through AI and machine learning data analytics. Our solutions stream visual information to our processing unit, an in-platform, high-performance AI/ML (machine learning) computer, allowing maintenance and operations teams, on the ground and during operations, visibility into areas that are inaccessible under normal operating conditions or where conditions are not suitable for continuous monitoring. The data, continuously collected and analyzed by our solution on our secured cloud, provides customers with real-time failure / anomaly detection, events and data recordings, interfacing with platform mission systems and providing real-time alerts and streaming video or images, all while training our algorithms for ongoing improved accuracy and prediction capabilities. Our customers benefit from increased safety, a reduction in downtime, a more efficient data driven operation, increased mission readiness and lower maintenance costs for their monitored platforms, using the prediction capabilities of our solution to efficiently plan maintenance work on monitored components. Our solution aims to enhance safety and minimize costly downtime by enabling real-time visual analysis of any failure occurrences and to leverage advanced big data analytics to offer predictive insights throughout the entire system lifecycle. This includes efficient spare parts management and intelligent performance predictions, ensuring optimal system reliability and efficiency. Our solutions are already deployed in the industrial, automotive and aviation sectors. Our customers include the Israeli Air Force, the Israeli Ministry of Defense, a global international defense contractor, NASA, and Israel Railways Ltd., as well as a leading European provider of elevator monitoring solutions.

Item 1.01 Conflict Minerals Disclosure and Report

References in this report to “Odysight.ai,” “our Company,” “we,” “our,” or “us” mean Odysight.ai Inc. together with its consolidated subsidiaries, including Odysight.ai Ltd., except where the context otherwise requires.

Our Conflict Minerals Policy

Odysight.ai is committed to responsible sourcing of Conflict Minerals (as defined below), including working with our customers and suppliers to responsibly source the materials and components we use in manufacturing any of our products that may contain these minerals. Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”), we are committed to identifying any potential Conflict Minerals which are necessary for the functionality or production of products manufactured by Odysight.ai or for Odysight.ai by a third-party manufacturer and determining the country of origin of any potential Conflict Minerals.

In furtherance of the foregoing, we have adopted and communicated to our suppliers and to the public a Company policy for the supply chain of Conflict Minerals (the “Conflict Minerals Policy”). As used herein and in the Conflict Minerals Policy, “Conflict Minerals” consist of gold as well as columbite-tantalite (coltan), cassiterite, wolframite or their derivatives, which are limited to tantalum, tin and tungsten, without regard to the location of origin.

Our Conflict Minerals Policy encourages our suppliers to develop Conflict Minerals policies, due diligence frameworks and management systems that are designed to prevent Conflict Minerals that are not “DRC Conflict Free” from being included in the products sold to us or any of our subsidiaries. We work with our suppliers to comply with the SEC reporting requirements on Conflict Minerals by asking them to (i) certify to the best of their knowledge the Conflict Minerals status of the component(s) supplied to us and (ii) update us of any future change in such status. It is our policy to work to refrain from using smelters or refiners from conflict-affected and high-risk areas, as reported by relevant suppliers in our supply chain. Our Conflict Minerals Policy indicates that suppliers who do not comply with the foregoing expectations will be reviewed and evaluated accordingly for future business and sourcing decisions.

Applicability of the Conflict Minerals Rule to Our Company

On an ongoing basis, the Company reviews all changes to the components that comprise its products. Tin, gold and perhaps tantalum, each a Conflict Mineral, may be found within or as part of our visual sensors, processing units and overall solution. In addition, certain of our production processes utilize or potentially utilize Conflict Minerals.

We do not directly source any Conflict Minerals from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these supply chain participants and therefore have limited influence over them and many of the other vendors in our supply chain. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy and encourage conflict-free sourcing in our supply chain.

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Reasonable Country of Origin Information

In connection with the reasonable country of origin inquiry (“RCOI”) required by the Conflict Minerals Rule, we utilized the same process and procedures that we established for our due diligence, including that suppliers declare to the best of their knowledge the Conflict Minerals status of the component(s) they supply to us and agree to update us of any future change in such status. Our due diligence process and procedures are more fully described in the Conflict Minerals Report included as an exhibit hereto.

Despite our RCOI and ongoing due diligence, we do not yet have sufficient information to determine the country of origin of the Conflict Minerals used in our products or to identify the facilities used to process those Conflict Minerals.

Therefore, we cannot exclude the possibility that some of those Conflict Minerals may have originated in the Democratic Republic of the Congo or an adjoining country and/or are not from recycled or scrap sources.

As such, we have determined that our products — consisting of visual sensors, processing units and our overall solution — that we produced in the calendar year 2025 are “DRC Conflict Undeterminable.” As a result, we have prepared a Conflict Minerals Report included as an exhibit hereto.

Website Disclosure

As required by the Conflict Minerals Rule, the foregoing information is available on our website — www.Odysight.ai. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or our Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available on our website — www.Odysight.ai (under “Investors”—”Corporate Governance”).

SECTION 2 – EXHIBITS

Item 2.01 Exhibits

Exhibit – 1.01	Conflict Minerals Report for the reporting period January 1, 2025 to December 31, 2025

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Odysight.ai Inc.
(Registrant)

By:	/s/ Yehu Ofer	May 21, 2026
	Yehu Ofer	Date
Chief Executive Officer

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